82-34646

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GR
LOND

15, AVEN
750C

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
(212)-450-6833

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG


05009495

File ~~No. 82-5133~~

July 5, 2005

Re: **Telefónica Empresas Perú S.A.A.—Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**


SEC MAIL
PROCESSING
RECEIVED
JUL 0 6 2005
WASH. D.C.
192
SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

On behalf of Telefónica Empresas Perú S.A.A. (the "**Company**") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "**Commission**") the following:

1. Letter to CONASEV, dated June 30, 2005, regarding the alternate directors of the Board of Directors of Telefónica Empresas Perú S.A.A.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6833.

Very truly yours,

Lauren Macioce
Legal Assistant

Enclosures

PROCESSED
JUL 07 2005
THOMSON
FINANCIAL

(NY) 19788/003/12G3-2B/EMPRESA/EMPRESA05/07.05.empresas.12g32b.doc

English Summary for Telefónica Empresas Perú S.A.A.

– Letter to CONASEV, dated June 30, 2005, regarding the alternate directors of the Board of Directors of Telefónica Empresas Perú S.A.A.


SEC MAIL PROCESSING
RECEIVED
JUL 0 5 2005
WASH, D.C. 192 SECTION

File No. 82-5133


SEC MAIL
RECEIVED
PROCESSING
JUL 05 2005
WASH., D.C.
192
SECTION

Lima, 30 de junio de 2005

Señores
REGISTRO PÚBLICO DEL MERCADO DE VALORES
CONASEV
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

En cumplimiento de lo establecido en la Ley del Mercado de Valores y en el Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones aprobado mediante Resolución CONASEV N° 107-2002-EF/94.10, hacemos de su conocimiento que en aplicación de lo establecido en el artículo 27 del Estatuto Social en la fecha el directorio de Telefónica Empresas Perú S.A.A. designó por coóptación a los siguientes directores alternos:

1. Al señor César Augusto Palacios Butrón, identificado con Documento Nacional de Identidad No. 06987649, quien actuará en caso de impedimento o ausencia de su respectivo director titular, señor Gabriel Frías García, de nacionalidad española, identificado con carné de extranjería No. 000114157.

2. Al señor Álvaro Julio Badiola Guerra, de nacionalidad española, identificado con carné de extranjería No. 000109943, quien actuará en caso de impedimento o ausencia de su respectivo director titular, señor Bernardo Quinn, de nacionalidad argentina, identificado con pasaporte No. 8436068.

Atentamente,

Julia María Morales Valentín
Representante Bursátil
Telefónica Empresas Perú S.A.A.